Exhibit 99.1

IM Cannabis Receives NASDAQ Notification of Regaining Compliance with Nasdaq's Minimum Bid Price Requirement

TORONTO and GLIL YAM, Israel, July 29, 2024/CNW/ -- IM Cannabis Corp. (CSE: IMCC) (NASDAQ: IMCC) (the "Company", "IMCannabis", or "IMC"), a leading medical cannabis company with operations in Israel and Germany, today announced that on July 26, 2024, it has received formal notice from The Nasdaq Stock Market, LLC ("Nasdaq") stating that the Company has regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). IMC is now in compliance with all applicable listing standards and will continue to be listed and traded on the NASDAQ Stock Market.

As previously announced, the Company was notified by Nasdaq on August 1, 2023, that it was not in compliance with the Minimum Bid Price of $1.00 per share for 30 consecutive business days as required by the Listing Rules of Nasdaq and on January 31, 2024 has received a 180 calendar day extension, until July 29, 2024, from Nasdaq to regain compliance. Since then, Nasdaq staff has determined that for the last 10 consecutive business days, from July 12, 2024, to July 25, 2024, the closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and the matter has been closed.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel Focus Medical Herbs Ltd. ("Focus Medical"), which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to compliance with Nasdaq's continued listing requirements, and timing and effect thereof; Company leaving the Canadian cannabis market to focus on Israel, Germany and Europe; the restructuring and sale of Trichome under CCAA Proceedings.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:  any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and Focus Medical (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt and war, conflict and civil unrest in Eastern Europe and the Middle East.

Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com